EXHIBIT 12.1

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-Date		Fiscal Years
	September 12, 2003	September 12, 2002	2002	2001	2000	1999	1998
Income (loss) from operations before income taxes	$(137)	$(7)	$(13)	$66	$112	$273	$(53)
Add (deduct):
Fixed charges	410	401	584	579	534	494	681
Capitalized interest	(1)	(1)	(2)	(8)	(8)	(7)	(4)
Amortization of capitalized interest	4	4	6	7	6	6	6
Minority interest in consolidated affiliates	3	9	8	16	27	21	52
Net (gains) losses related to certain 50% or less owned affiliate	13	6	9	(3)	(27)	(7)	(4)
Distributions from equity investments	3	4	6	9	1	1	2
Distributions on preferred limited partner units	(27)	(27)	(35)	(32)	(20)	(6)	—

Adjusted earnings	$268	$389	$563	$634	$625	$775	$680

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$350	$341	$500	$493	$459	$436	$597
Capitalized interest	1	1	2	8	8	7	4
Dividends on convertible preferred securities of subsidiary trust	—	—	—	—	—	—	37
Distributions on preferred limited partner units	27	27	35	32	20	6	—
Portion of rents representative of the interest factor	32	32	47	46	47	45	43

Total fixed charges and preferred limited partner unit distributions	$410	$401	$584	$579	$534	$494	$681

Ratio of earnings to fixed charges and preferred limited partner unit distributions	—	—	—	1.1	1.2	1.6	—
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	$142	$12	$21	—	—	—	$1